UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2016

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release

METHANEX REPORTS FOURTH QUARTER RESULTS

January 27, 2016

For the fourth quarter of 2015, Methanex reported Adjusted EBITDA1 of $80 million and Adjusted net income1 of $15 million ($0.16 per share on a diluted basis1). This compares with Adjusted EBITDA of $95 million and Adjusted net income of $23 million ($0.26 per share on a diluted basis) for the third quarter of 2015. Net income attributable to Methanex shareholders was $10 million in the fourth quarter compared to $78 million in the third quarter of 2015. For the year ended December 31, 2015, Methanex reported Adjusted EBITDA of $401 million and Adjusted net income of $110 million ($1.20 per share on a diluted basis). This compares with Adjusted EBITDA of $702 million and Adjusted net income of $397 million ($4.12 per share on a diluted basis) for the year ended December 31, 2014.

John Floren, President and CEO of Methanex commented, “Our fourth quarter Adjusted EBITDA reflects lower average realized methanol pricing compared to the third quarter. The continued decline in oil pricing further reduced the affordability for methanol into energy applications. This, combined with new methanol supply introduced in the fourth quarter, negatively impacted methanol pricing.”

Mr. Floren continued, “I am pleased to confirm that our one million tonne Geismar 2 plant started production on December 27, 2015 and has been operating at high rates since start up. The delivery of Geismar 2 ahead of schedule in a safe and efficient manner is a major accomplishment. The two Geismar plants are core components of our asset portfolio with strong, reliable production expected for years to come."

"We returned over $30 million to shareholders in the fourth quarter of 2015 in the form of dividends and share repurchases. While the future of oil and methanol pricing is uncertain, Methanex is well positioned to navigate through this period of challenging industry conditions. Our flexible cost structure decreases when methanol prices are lower, preserving positive cash margins at a broad range of methanol prices. With over $250 million cash on hand, a $400 million undrawn credit facility, and a robust balance sheet, we are well positioned to meet our financial and capital commitments. Further, with the higher operating capacity provided by the Geismar facilities, we believe we are well positioned to leverage a recovery in methanol pricing, allowing us to generate strong future cash flows."

A conference call is scheduled for January 28, 2016 at 12:00 noon ET (9:00 am PT) to review these fourth quarter results. To access the call, dial the conferencing operator ten minutes prior to the start of the call at (416) 340-8530, or toll free at (800) 769-8320. A playback version of the conference call will be available until February 18, 2016 at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 7161356. Presentation slides summarizing the Q4 2015 results and a simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com. The webcast will be available on the website for three weeks following the call.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING

This fourth quarter 2015 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached fourth quarter 2015 Management’s Discussion and Analysis for more information.
___________________

[1]
The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted Revenue and operating income throughout this document. These terms are non-GAAP measures which do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 of the attached Interim Report for the three and twelve months ended December 31, 2015 for reconciliations to the most comparable GAAP measures.

-end-

For further information, contact:

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600

4
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
CST Trust Company
320 Bay Street
Toronto, Ontario Canada M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

Interim Report for the Three Months Ended December 31, 2015
At January 27, 2016 the Company had 89,681,748 common shares issued and outstanding and stock options exercisable for 1,659,074 additional common shares.

FOURTH QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Net income attributable to Methanex shareholders	$10	$78	$133	$201	$455
Mark-to-market impact of share-based compensation, net of tax	5	(55)	(53)	(34)	(31)
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	(57)	—
Argentina gas settlement, net of tax	—	—	—	—	(27)
Adjusted net income	$15	$23	$80	$110	$397
Diluted weighted average shares outstanding (millions)	90	91	94	91	96
Adjusted net income per common share	$0.16	$0.26	$0.85	$1.20	$4.12

▪
We recorded Adjusted EBITDA of $80 million for the fourth quarter of 2015 compared with $95 million for the third quarter of 2015. The decrease in Adjusted EBITDA was primarily due to a decrease in our average realized price to $277 per tonne for the fourth quarter of 2015 from $323 per tonne for the third quarter of 2015.

▪	Production for the fourth quarter of 2015 was 1,389,000 tonnes compared with 1,259,000 tonnes for the third quarter of 2015. Refer to the Production Summary section on page 3.

▪	Sales of Methanex-produced methanol were 1,372,000 tonnes in the fourth quarter of 2015 compared with 1,238,000 in the third quarter of 2015.

▪
We successfully started the Geismar 2 facility late in the fourth quarter of 2015, which is approximately three months ahead of our original schedule, while the estimated total combined cost for the completion of the two Geismar plants is unchanged at $1.4 billion.

▪	During the fourth quarter of 2015 we paid a $0.275 per share dividend to shareholders for a total of $25 million.

▪
During the fourth quarter of 2015 we repurchased 210,000 common shares for $8 million. Under the current normal course issuer bid, we are authorized to purchase up to a further 3 million shares by May 5, 2016.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 1
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Fourth Quarter 2015 Management’s Discussion and Analysis (“MD&A”) dated January 27, 2016 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the period ended December 31, 2015 as well as the 2014 Annual Consolidated Financial Statements and MD&A included in the Methanex 2014 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards (“IFRS“) as issued by the International Accounting Standards Board (“IASB“). The Methanex 2014 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Years Ended
($ millions except per share amounts and where noted)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,389	1,259	1,207	5,193	4,853
Sales volume (thousands of tonnes)
Methanex-produced methanol (attributable to Methanex shareholders)	1,372	1,238	1,249	5,050	4,878
Purchased methanol	636	679	694	2,780	2,685
Commission sales	178	169	248	641	941
Total sales volume [1]	2,186	2,086	2,191	8,471	8,504

Methanex average non-discounted posted price ($ per tonne) [2]	327	384	453	374	507
Average realized price ($ per tonne) [3]	277	323	390	322	437

Adjusted revenue (attributable to Methanex shareholders)	555	619	744	2,495	3,261
Adjusted EBITDA (attributable to Methanex shareholders)	80	95	150	401	702
Cash flows from operating activities	44	134	211	297	801
Adjusted net income (attributable to Methanex shareholders)	15	23	80	110	397
Net income attributable to Methanex shareholders	10	78	133	201	455

Adjusted net income per common share (attributable to Methanex shareholders)	0.16	0.26	0.85	1.20	4.12
Basic net income per common share (attributable to Methanex shareholders)	0.10	0.87	1.43	2.21	4.79
Diluted net income per common share (attributable to Methanex shareholders)	0.10	0.54	1.11	2.01	4.55

Common share information (millions of shares)
Weighted average number of common shares	90	90	93	91	95
Diluted weighted average number of common shares	90	91	94	91	96
Number of common shares outstanding, end of period	90	90	92	90	92

[1]
Methanex-produced methanol includes volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement (“Tolling Volume”). For the fourth quarter of 2015, Tolling Volume was 5,000 tonnes. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 50% of the Egypt methanol facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol but excluding Tolling Volume.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 2
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

(thousands of tonnes)	Annual Operating Capacity[1]	2015 Production	2014 Production	Q4 2015 Production	Q3 2015 Production	Q4 2014 Production
New Zealand [2]	2,430	1,856	2,196	412	476	542
Geismar 1 and 2 (Louisiana, USA) [3]	2,000	959	—	244	259	—
Atlas (Trinidad) (63.1% interest)	1,125	912	907	241	226	233
Titan (Trinidad)	875	732	664	191	172	127
Egypt (50% interest)	630	74	416	58	—	128
Medicine Hat (Canada)	600	456	505	155	123	115
Chile I and IV [4]	400	204	165	88	3	62
	8,060	5,193	4,853	1,389	1,259	1,207

[1]
Operating capacity includes only those facilities which are currently capable of operating, assuming access to natural gas feedstock, but excludes any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current annual operating capacity is 8.0 million tonnes, including 0.4 million tonnes related to our Chile operations. The operating capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]	The operating capacity of New Zealand represents the two Motunui facilities and the Waitara Valley facility (refer to New Zealand section below).

[3]
We commenced methanol production from Geismar 1 during the first quarter of 2015 and from Geismar 2 late in the fourth quarter of 2015. Each facility has an annual operating capacity of 1.0 million tonnes.

[4]	The production capacity of our Chile I and IV facilities is 1.7 million tonnes annually assuming access to natural gas feedstock.

New Zealand

Our New Zealand methanol facilities produced 412,000 tonnes of methanol in the fourth quarter of 2015 compared with 476,000 tonnes in the third quarter of 2015. Mechanical issues at our New Zealand facilities resulted in lost production of approximately 175,000 tonnes during the fourth quarter of 2015. Both the Motunui plants and the Waitara Valley plant were shut down for repairs during the fourth quarter to address mechanical issues which are now complete. The New Zealand facilities are capable of producing up to 2.4 million tonnes annually, depending on natural gas composition.

Geismar, United States

The Geismar 1 plant commenced production in late January 2015 and Geismar 2 commenced production in late December 2015. Geismar 1 produced 236,000 tonnes during the fourth quarter of 2015 compared to 259,000 tonnes during the third quarter of 2015. A mechanical issue at Geismar 1 during the fourth quarter resulted in lost production of approximately 15,000 tonnes.

Trinidad

Production in Trinidad during the quarter was impacted by gas curtailments at both plants at levels similar to those experienced over the past year. The Titan facility produced 191,000 tonnes in the fourth quarter of 2015 compared with 172,000 tonnes in the third quarter of 2015. The Atlas facility produced 241,000 tonnes (63.1% interest) in the fourth quarter of 2015 compared with 226,000 tonnes (63.1% interest) in the third quarter of 2015.

We continue to experience natural gas curtailments to our Trinidad facilities due to a mismatch between upstream supply to the Natural Gas Company of Trinidad and Tobago ("NGC") and downstream demand from NGC’s customers including Atlas and Titan. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience gas curtailments to the Trinidad site.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 3
MANAGEMENT’S DISCUSSION AND ANALYSIS

Egypt

The Egypt methanol facility restarted midway through the fourth quarter of 2015, producing 116,000 tonnes (Methanex share of 58,000 tonnes) after being idled for most of 2015 due to natural gas restrictions during the peak Egyptian summer electricity consumption period. Prior to restart, the Egypt facility only operated twelve days during 2015, primarily due to gas restrictions.

The Egypt facility has experienced periodic natural gas supply restrictions since mid-2012 and gas restrictions have become more significant since 2014. We cannot predict when the gas supply situation will improve, but are optimistic that recent developments impacting upstream gas supply in Egypt could result in improved gas deliveries in the future.

Medicine Hat, Canada

During the fourth quarter of 2015, we produced 155,000 tonnes at our Medicine Hat facility compared with 123,000 tonnes during the third quarter of 2015. The Medicine Hat facility underwent a planned major refurbishment during the second quarter of 2015, returned to normal operation in mid-July, and has been operating at full rates since restart.

Chile

After idling our Chile operations during the southern hemisphere winter as a result of insufficient natural gas feedstock from Chile and Argentina, we restarted one of our two plants in late September 2015. During the fourth quarter of 2015 we produced 88,000 tonnes in Chile, supported by natural gas supplies both from Chile and from Argentina through a tolling arrangement. We have reached an agreement with Empresa Nacional del Petróleo ("ENAP") for gas supply until April 2016.

The future of our Chile operations is primarily dependent on the level of natural gas exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina.

FINANCIAL RESULTS

For the fourth quarter of 2015, we reported net income attributable to Methanex shareholders of $10 million ($0.10 per share on a diluted basis) compared with net income attributable to Methanex shareholders for the third quarter of 2015 of $78 million($0.54 income per share on a diluted basis).

For the fourth quarter of 2015, we recorded Adjusted EBITDA of $80 million and Adjusted net income of $15 million ($0.16 per share on a diluted basis). This compares with Adjusted EBITDA of $95 million and Adjusted net income of $23 million ($0.26 per share on a diluted basis) for the third quarter of 2015.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and the impact of certain items associated with specific identified events. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 4
MANAGEMENT’S DISCUSSION AND ANALYSIS

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Net income attributable to Methanex shareholders	$10	$78	$133	$201	$455
Mark-to-market impact of share-based compensation, net of tax	5	(55)	(53)	(34)	(31)
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	(57)	—
Argentina gas settlement, net of tax	—	—	—	—	(27)
Adjusted net income	$15	$23	$80	$110	$397
Diluted weighted average shares outstanding (millions)	90	91	94	91	96
Adjusted net income per common share	$0.16	$0.26	$0.85	$1.20	$4.12

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Consolidated statements of income:
Revenue	$484	$527	$733	$2,226	$3,223
Cost of sales and operating expenses	(436)	(394)	(510)	(1,858)	(2,426)
Mark-to-market impact of share-based compensation	6	(67)	(64)	(43)	(38)
Adjusted EBITDA (attributable to associate)	30	38	9	108	41
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(4)	(9)	(18)	(32)	(98)
Adjusted EBITDA (attributable to Methanex shareholders)	80	95	150	401	702

Mark-to-market impact of share-based compensation	(6)	67	64	43	38
Depreciation and amortization	(50)	(51)	(36)	(195)	(143)
Gain related to the termination of a terminal services agreement	—	—	—	65	—
Argentina gas settlement	—	—	—	—	42
Finance costs	(15)	(16)	(9)	(70)	(37)
Finance income and other expenses	—	1	(3)	(6)	(7)
Income tax recovery (expense)	14	(10)	(38)	(11)	(155)
Earnings of associate adjustment [1]	(15)	(18)	(6)	(56)	(32)
Non-controlling interests adjustment [1]	2	10	11	30	47
Net income attributable to Methanex shareholders	$10	$78	$133	$201	$455
Net income	$11	$77	$140	$202	$506

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 5
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA (attributable to Methanex shareholders)

Our operations consist of a single operating segment – the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18.

The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q4 2015 compared with Q3 2015	Q4 2015 compared with Q4 2014	2015 compared with 2014
Average realized price	$(91)	$(227)	$(898)
Sales volume	6	10	33
Total cash costs	70	147	564
Decrease in Adjusted EBITDA	$(15)	$(70)	$(301)

Average realized price

	Three Months Ended			Years Ended
($ per tonne)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Methanex average non-discounted posted price	327	384	453	374	507
Methanex average realized price	277	323	390	322	437

Methanex’s average realized price for the fourth quarter of 2015 was lower compared to the third quarter of 2015. Non-discounted posted prices moved lower through the quarter in Asia Pacific, the United States, and Europe compared to the third quarter of 2015 (refer to Supply/Demand Fundamentals section on page 11 for more information). Our average non-discounted posted price for the fourth quarter of 2015 was $327 per tonne compared with $384 per tonne for the third quarter of 2015 and $453 per tonne for the fourth quarter of 2014. Our average realized price for the fourth quarter of 2015 was $277 per tonne compared with $323 per tonne for the third quarter of 2015 and $390 per tonne for the fourth quarter of 2014. The change in average realized price for the fourth quarter of 2015 decreased Adjusted EBITDA by $91 million compared with the third quarter of 2015 and decreased Adjusted EBITDA by $227 million compared with the fourth quarter of 2014.

Methanex's average realized non-discounted posted price decreased from $507 per tonne for the year ended December 31, 2014 to $374 per tonne for the year ended December 31, 2015. Our average realized price was $322 per tonne for the year ended December 31, 2015 compared to $437 per tonne for the year ended December 31, 2014. The year over year change in average realized price negatively impacted adjusted EBITDA by $898 million.

Sales volume
Methanol sales volume excluding commission sales volume was higher in the fourth quarter of 2015 compared with the third quarter of 2015 by 91,000 tonnes and with the fourth quarter of 2014 by 65,000 tonnes. Higher methanol sales volume excluding commission sales volume for the fourth quarter of 2015 compared with these periods increased Adjusted EBITDA by $6 million and $10 million, respectively. For the year ended December 31, 2015, compared with the same period in 2014, methanol sales volume excluding commission sales volume was higher by 267,000 tonnes resulting in higher Adjusted EBITDA of $33 million.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 6
MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities ("Methanex-produced methanol") and changes in the cost of methanol we purchase from others ("purchased methanol"). All of our current production facilities except Medicine Hat and Geismar 2 are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components linked to the price of methanol. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Conversely, the opposite applies when methanol prices are decreasing.

The impact on Adjusted EBITDA from changes in our cash costs are explained below:

($ millions)	Q4 2015 compared with Q3 2015	Q4 2015 compared with Q4 2014	2015 compared with 2014
Methanex-produced methanol costs	$24	$48	$198
Proportion of Methanex-produced methanol sales	10	16	1
Purchased methanol costs	40	78	326
Other, net	(4)	5	39
Increase in Adjusted EBITDA	$70	$147	$564

Methanex-produced methanol costs
We purchase natural gas for the New Zealand, Trinidad, Geismar 1, Egypt and Chile methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol. This reduces our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. For the fourth quarter of 2015 compared with the third quarter of 2015 and with the fourth quarter of 2014, Methanex-produced methanol costs were lower by $24 million and $48 million, respectively. For the year ended December 31, 2015 compared with the same period in 2014, Methanex-produced methanol costs were lower by $198 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas costs and changes in the mix of production sold from inventory.

Proportion of Methanex-produced methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period. For the fourth quarter of 2015 compared with the third quarter of 2015 and the fourth quarter of 2014, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $10 million and $16 million, respectively. For the year ended December 31, 2015 compared with the same period in 2014, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $1 million.

Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily as a result of changes in methanol pricing.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 7
MANAGEMENT’S DISCUSSION AND ANALYSIS

Other, net
For the three month period ended December 31, 2015 compared to the three month period ended September 30, 2015 other costs were higher by $4 million, primarily due to increased logistics costs from higher production volume in the quarter. Our logistics costs per metric tonne were lower in the fourth quarter of 2015 when compared to the third quarter of 2015. For the three month period ended December 31, 2015 compared to the three month period ended December 31, 2014 and the year ended December 31, 2015 compared to the year ended December 31, 2014, other costs were lower by $5 million and $39 million, respectively. The decrease in the current quarter compared to prior year fourth quarter primarily relates to selling, general and administrative expenses related to Geismar organizational build-up costs that are not eligible for capitalization. The year over year decrease primarily relates to lower logistics costs.

Mark-to-Market Impact of Share-based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Years Ended
($ millions except share share price)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Methanex Corporation share price [1]	$33.01	$33.16	$45.83	$33.01	$45.83
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	4	3	3	21	22
Mark-to-market impact due to change in share price	6	(67)	(64)	(43)	(38)
Total share-based compensation expense (recovery), before tax	$10	$(64)	$(61)	$(22)	$(16)

[1]
US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period. The weighted-average closing share price for the 90 calendar days on the NASDAQ Global Market immediately preceding December 31, 2015 was $38.51.

For the three month period ended December 31, 2015, we recorded a $6 million mark-to-market expense on share-based compensation. This expense predominantly relates to the final vesting of performance share units granted in 2013. Performance share units have a feature where the ultimate number of units that vest will depend on the Company's total shareholder return in relation to a predetermined target over the period to vesting. For units granted prior to 2014, the number of units that ultimately vest will be in the range of 50% to 120% of the original grant. The value of the units is initially measured at the grant date and subsequently re-measured based on the market value of the Company's common shares on the last day of each quarter with an adjustment in the final quarter of vesting based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Market immediately preceding the year end date that the performance share units vest. The $67 million mark-to-market recovery in the third quarter of 2015 and $64 million recovery in the fourth quarter of 2014 are primarily due to decreases in the Methanex Corporation share prices in the related periods.

For the year ended December 31, 2015, we recorded a $43 million mark-to-market recovery primarily due to the decline in the Methanex Corporation share price of $33.01 per share at December 31, 2015 compared to $45.83 per share at December 31, 2014.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 8
MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization

Depreciation and amortization was $50 million for the fourth quarter of 2015 compared with $51 million for the third quarter of 2015 and $36 million for the fourth quarter of 2014. Depreciation and amortization for the year ended December 31, 2015 was $195 million compared to $143 million for the year ended December 31, 2014. The increase in depreciation and amortization for the quarter and year ended December 31, 2015 compared to the same periods in 2014 is primarily due to higher sales volume of Methanex-produced methanol, higher unabsorbed depreciation recognized for production sites impacted by natural gas restrictions and production outages, and the commencement of depreciation associated with the start-up of our Geismar 1 facility early in 2015.

Finance Costs

	Three Months Ended			Years Ended
($ millions)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Finance costs before capitalized interest	$21	$21	$19	$91	$65
Less capitalized interest	(6)	(5)	(10)	(21)	(28)
Finance costs	$15	$16	$9	$70	$37

Finance costs before capitalized interest primarily relates to interest expense on the unsecured notes, limited recourse debt facilities, and finance leases. For the three months and year ended December 31, 2015 compared with the same periods in 2014, finance costs were higher due to higher average debt levels in 2015 compared to 2014 and an increase in finance costs related to leased assets that were put into use on the start up of our Geismar 1 facility.

Capitalized interest relates to interest costs capitalized for the Geismar project. The Geismar 1 facility commenced production during the first quarter of 2015 and accordingly, we ceased capitalizing interest costs related to Geismar 1 from the date that the facility commenced commercial operations.

Finance Income and Other Expenses

	Three Months Ended			Years Ended
($ millions)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Finance income and other expenses	$—	$1	$(3)	$(6)	$(7)

The change in finance income and other expenses for all periods presented was primarily due to the impact of changes in foreign exchange rates.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 9
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

A summary of our income taxes for the year ended December 31, 2015 compared to the year ended December 31, 2014 is as follows:

	Year Ended December 31, 2015		Year Ended December 31, 2014
($ millions, except where noted)	Net Income	Adjusted Net Income	Net Income	Adjusted Net Income
Amount before income tax	$213	$133	$662	$520
Income tax expense	(11)	(23)	(156)	(123)
	$202	$110	$506	$397
Effective tax rate	5%	17%	24%	24%

We earn the majority of our earnings in New Zealand, Trinidad, the United States, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%. The statutory rates in Canada and New Zealand are 26.5% and 28%, respectively. The United States statutory tax rate is 36% and the Egypt statutory tax rate is 22.5%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 17% for the year ended December 31, 2015 compared to 24% for the year ended December 31, 2014. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer term corporate tax rate.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 10
MANAGEMENT’S DISCUSSION AND ANALYSIS

SUPPLY/DEMAND FUNDAMENTALS

Demand
At the end of the fourth quarter of 2015, we estimate that methanol demand, excluding integrated coal-to-olefins facilities, was approximately 62 million tonnes on an annualized basis. Traditional chemical derivatives consume approximately 60% of global methanol and we believe that growth is correlated to GDP and industrial production growth rates. During the fourth quarter of 2015, traditional chemical demand growth for methanol was higher versus the third quarter of 2015, helped by seasonally strong demand in North America and China.

Energy demand continued to grow modestly in the fourth quarter, led by methanol-to-olefins ("MTO") demand as one large plant returned from maintenance. There are now twelve completed MTO/methanol-to-propylene ("MTP") plants in China which are dependent on merchant methanol supply, and these have the capacity to consume just over twelve million tonnes of methanol annually. We understand that some MTO facilities operated at slightly lower rates during the quarter as a result of low oil and olefins pricing, which continued to weigh on methanol affordability into that application. MTO related demand is anticipated to grow further in the first quarter of 2016, aided by the full impact of one new MTO facility which commenced operations in late December 2015 and has the capacity to consume approximately 1.8 million tonnes of methanol. There are also four other MTO plants at various stages of construction which are anticipated to be completed in 2016 with the capacity to consume over 6.5 million tonnes of methanol. The future operating rates and methanol consumption from these facilities will depend on a number of factors, including pricing for their various final products and the impact of feedstock costs on relative competitiveness. We estimate that at least 6 million tonnes of annual methanol demand did not operate in the fourth quarter of 2015 as a result of unaffordability, including MTO, MTP, and dimethyl-ether. Demand for direct methanol blending into gasoline in China has remained strong and we believe that future growth in this application is supported by numerous provincial fuel-blending standards. Fuel blending has continued to gain interest outside of China with several countries currently conducting demonstration programs to test the use of methanol-blended fuels.

Supply
Approximately 2.3 million tonnes of new capacity was introduced in the fourth quarter of 2015, including the 1.3 million tonne Fairway Methanol LLC plant which commenced operation late in the third quarter of 2015 in Clear Lake, Texas, and Methanex's 1.0 million tonne Geismar 2 facility which achieved first methanol on December 27, 2015. Over the next few years, outside of China, capacity additions are expected to be limited, and the majority of new capacity additions are expected in the Atlantic Basin. OCI N.V. is developing a project for the construction of a 1.8 million tonne plant in Beaumont, Texas. There are a number of other projects under discussion, but with limited committed capital to date and no projects that we are aware of in the construction phase. We expect that production from new methanol capacity in China will be consumed in that country.

Methanol Price
Our average realized price in the fourth quarter of 2015 decreased to $277 per tonne from $323 per tonne in the third quarter of 2015. The lower realized price in the fourth quarter of 2015 and lower posted pricing in all regions leading into the first quarter of 2016 reflects the combined impact of lower methanol affordability into MTO along with sufficient supply, particularly in the Atlantic Basin.

We reduced our January North America posted price by $50 per tonne to $299 per tonne, reduced our January Asia Pacific posted price by $30 per tonne to $275 per tonne, and reduced the European quarterly posted price by €20 to €275 per tonne for the first quarter of 2016. We also recently announced that North America and Asia Pacific posted prices for February will decline to $249 per tonne and $255 per tonne respectively. The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Jan 2016	Dec 2015	Nov 2015	Oct 2015
North America	299	349	349	366
Europe [2]	300	330	330	330
Asia Pacific	275	305	305	305

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€275 for Q1 2016 (Q4 2015 – €295) converted to United States dollars.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 11
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities in the fourth quarter of 2015 decreased by $90 million to $44 million compared with $134 million for the third quarter of 2015 and decreased by $167 million compared to $211 million for the fourth quarter of 2014. Cash flows from operating activities for the twelve month period ended December 31, 2015 were $297 million compared with $801 million in 2014. The changes in cash flows from operating activities resulted from changes in the following:

($ millions)	Q4 2015 compared with Q3 2015	Q4 2015 compared with Q4 2014	2015 compared with 2014
Change in Adjusted EBITDA (attributable to Methanex shareholders)	$(15)	$(70)	$(301)
Exclude change in Adjusted EBITDA of associate	8	(21)	(67)
Dividends received from associate	6	19	51
Cash flows attributable to non-controlling interests	(5)	(14)	(66)
Non-cash working capital	(79)	(89)	(110)
Income taxes paid	(3)	6	4
Argentina gas settlement	—	—	(42)
Share-based payments	(3)	1	24
Other	1	1	3
Decrease in cash flows from operating activities	$(90)	$(167)	$(504)

During the fourth quarter of 2015 we paid a quarterly dividend of $0.275 per share, for a total of $25 million.

On April 29, 2015, the Board of Directors approved a 5% normal course issuer bid, which allows us to repurchase for cancellation up to 4.6 million shares. Under this normal course issuer bid, we are authorized to purchase up to a further 3 million shares by May 5, 2016. During the quarter we repurchased 210,000 shares for $8 million.

We operate in a highly competitive commodity industry and believe it is appropriate to maintain a strong balance sheet and financial flexibility. At December 31, 2015, our cash balance was $255 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We also have access to a $400 million unsecured and undrawn credit facility and no debt maturities until 2019.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. As of December 31, 2015, the Egypt cash balance on a 100% ownership basis was $99 million (Methanex share of Egypt cash is $50 million). The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities. Refer to note 5 of the Company’s condensed consolidated interim financial statements for further details.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations, including our 63.1% share of Atlas, is currently estimated to be $50 million to the end of 2016. The remaining capital expenditures including payment of accrued liabilities related to our Geismar project are approximately $30 million.

We believe we are well positioned to meet our financial and capital commitments and leverage a recovery in methanol prices to generate strong future cash flows.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 12
MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

For the three months ended December 31, 2015, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION – SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-GAAP measures throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted revenue and operating income. These measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

Adjusted EBITDA (attributable to Methanex shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses, income tax expense, the 50% non-controlling interest in the Egypt facility, gain related to the termination of a terminal services agreement and Argentina gas settlement. Adjusted EBITDA includes an amount representing our 63.1% interest in the Atlas facility.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 13
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Net income attributable to Methanex shareholders	$10	$78	$133	$201	$455
Mark-to-market impact of share-based compensation	6	(67)	(64)	(43)	(38)
Depreciation and amortization	50	51	36	195	143
Gain related to the termination of a terminal services agreement	—	—	—	(65)	—
Argentina gas settlement	—	—	—	—	(42)
Finance costs	15	16	9	70	37
Finance income and other expenses	—	(1)	3	6	7
Income tax expense	(14)	10	38	11	155
Earnings of associate adjustment [1]	15	18	6	56	32
Non-controlling interests adjustment [1]	(2)	(10)	(11)	(30)	(47)
Adjusted EBITDA (attributable to Methanex shareholders)	$80	$95	$150	$401	$702

[1]
These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income tax expense associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Years Ended
($ millions except number of shares and per share amounts)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Net income attributable to Methanex shareholders	$10	$78	$133	$201	$455
Mark-to-market impact of share-based compensation, net of tax	5	(55)	(53)	(34)	(31)
Gain related to the termination of a terminal services agreement, net of tax	—	—	—	(57)	—
Argentina gas settlement, net of tax	—	—	—	—	(27)
Adjusted net income	$15	$23	$80	$110	$397
Diluted weighted average shares outstanding (millions)	90	91	94	91	96
Adjusted net income per common share	$0.16	$0.26	$0.85	$1.20	$4.12

Adjusted Revenue (attributable to Methanex shareholders)

A reconciliation from revenue to Adjusted revenue is as follows:

	Three Months Ended			Years Ended
($ millions)	Dec 31 2015	Sep 30 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Revenue	$484	$527	$733	$2,226	$3,223
Methanex share of Atlas revenue [1]	79	97	60	308	231
Non-controlling interests' share of revenue [1]	(4)	—	(46)	(27)	(181)
Other adjustments	(4)	(5)	(3)	(12)	(12)
Adjusted Revenue (attributable to Methanex shareholders)	$555	$619	$744	$2,495	$3,261

[1]	Excludes intercompany transactions with the Company.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 14
MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Income

Operating income is reconciled directly to a GAAP measure in our consolidated statements of income.

QUARTERLY FINANCIAL DATA (UNAUDITED)

A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
($ millions, except per share amounts)	Dec 31 2015	Sep 30 2015	Jun 30 2015	Mar 31 2015
Revenue	$484	$527	$638	$577
Adjusted EBITDA	80	95	129	97
Net income	10	78	104	9
Adjusted net income	15	23	51	21
Basic net income per common share	0.10	0.87	1.15	0.09
Diluted net income per common share	0.10	0.54	1.15	0.09
Adjusted net income per share	0.16	0.26	0.56	0.23

	Three Months Ended
($ millions, except per share amounts)	Dec 31 2014	Sep 30 2014	Jun 30 2014	Mar 31 2014
Revenue	$733	$730	$792	$968
Adjusted EBITDA	150	137	160	255
Net income	133	52	125	145
Adjusted net income	80	66	91	160
Basic net income per common share	1.43	0.55	1.30	1.51
Diluted net income per common share	1.11	0.54	1.24	1.50
Adjusted net income per share	0.85	0.69	0.94	1.65

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 15
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING INFORMATION WARNING

This Fourth Quarter 2015 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Fourth Quarter 2015 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim,” “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

•	expected methanol and energy prices,

•	expected levels of methanol purchases from traders or other third parties,

•	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

•	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

•	our expected capital expenditures,

•	anticipated operating rates of our plants,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows, earnings capability and share price,

•	availability of committed credit facilities and other financing,

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities,

•	expected impact on our results of operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies,

•	our shareholder distribution strategy and anticipated distributions to shareholders,

•
commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the completion of the Geismar project,

•	our financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected outcomes of litigation or other disputes, claims and assessments, and

•	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	our ability to procure natural gas feedstock on commercially acceptable terms,

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 16
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	operating rates of our facilities,

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	the availability of committed credit facilities and other financing,

•	timing of completion and cost of our Geismar project,

•	global and regional economic activity (including industrial production levels),

•
receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt and governmental approvals related to rights to purchase natural gas,

•	the establishment of new fuel standards,

•	absence of a material negative impact from major natural disasters,

•	absence of a material negative impact from changes in laws or regulations,

•	absence of a material negative impact from political instability in the countries in which we operate, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	the ability to carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

•	our ability to meet timeline and budget targets for our Geismar project,

•	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

•
actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2014 Management’s Discussion and Analysis and this Fourth Quarter 2015 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 17
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our results of operations by analyzing changes in the components of Adjusted EBITDA (refer to the Additional Information - Supplemental Non-GAAP Measures section on page 13 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures).

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

CASH COST
The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volume multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Years Ended
	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Revenue	$484,064	$733,499	$2,225,602	$3,223,399
Cost of sales and operating expenses	(436,121)	(509,855)	(1,857,899)	(2,425,821)
Depreciation and amortization	(49,917)	(36,047)	(194,849)	(142,738)
Gain on termination of terminal services agreement	—	—	65,000	—
Argentina gas settlement	—	—	—	42,000
Operating (loss) income	(1,974)	187,597	237,854	696,840
Earnings of associate (note 4)	14,640	3,074	51,842	9,132
Finance costs (note 6)	(14,881)	(8,890)	(69,859)	(37,042)
Finance income and other expenses	(837)	(3,348)	(6,487)	(7,285)
Income (loss) before income taxes	(3,052)	178,433	213,350	661,645
Income tax recovery (expense):
Current	(1,955)	(13,653)	(5,487)	(79,865)
Deferred	15,771	(24,235)	(5,510)	(75,472)
	13,816	(37,888)	(10,997)	(155,337)
Net income	$10,764	$140,545	$202,353	$506,308
Attributable to:
Methanex Corporation shareholders	9,310	133,144	200,617	454,610
Non-controlling interests	1,454	7,401	1,736	51,698
	$10,764	$140,545	$202,353	$506,308

Income per share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.10	$1.43	$2.21	$4.79
Diluted net income per common share (note 7)	$0.10	$1.11	$2.01	$4.55

Weighted average number of common shares outstanding (note 7)	89,673,051	93,324,865	90,647,860	94,996,094
Diluted weighted average number of common shares outstanding (note 7)	89,851,013	94,340,675	91,345,723	96,193,981

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 19
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Net income	$10,764	$140,545	$202,353	$506,308
Other comprehensive (loss) income, net of taxes:
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 10)	(19,314)	655	(39,731)	1,306
Forward element excluded from hedging relationship (note 10)	6,865	—	(2,826)	—
Change in fair value of interest rate swap contracts	—	(6)	(12)	412
Realized loss on interest rate swap contracts reclassified to finance costs	—	3,279	3,205	13,181
Items that will not be reclassified to income:
Actuarial (losses) gains on defined benefit pension plans	(1,371)	32	(1,371)	32
Taxes on above items	4,435	(1,211)	13,427	(4,501)
	(9,385)	2,749	(27,308)	10,430
Comprehensive income	$1,379	$143,294	$175,045	$516,738
Attributable to:
Methanex Corporation shareholders	(75)	134,748	172,191	459,773
Non-controlling interests	1,454	8,546	2,854	56,965
	$1,379	$143,294	$175,045	$516,738

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 20
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Dec 31 2015	Dec 31 2014
ASSETS
Current assets:
Cash and cash equivalents	$254,934	$951,600
Trade and other receivables	504,350	404,363
Inventories (note 2)	253,234	306,802
Prepaid expenses	19,560	23,137
	1,032,078	1,685,902
Non-current assets:
Property, plant and equipment (note 3)	3,158,782	2,778,078
Investment in associate (note 4)	224,165	216,235
Other assets	79,018	95,125
	3,461,965	3,089,438
	$4,494,043	$4,775,340
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$508,639	$566,881
Current maturities on long-term debt (note 5)	47,864	193,831
Current maturities on other long-term liabilities	25,439	59,118
	581,942	819,830
Non-current liabilities:
Long-term debt (note 5)	1,488,026	1,528,207
Other long-term liabilities	231,745	140,861
Deferred income tax liabilities	223,757	233,225
	1,943,528	1,902,293
Equity:
Capital stock	509,464	521,022
Contributed surplus	2,426	2,803
Retained earnings	1,235,615	1,262,961
Accumulated other comprehensive loss	(27,776)	(413)
Shareholders' equity	1,719,729	1,786,373
Non-controlling interests	248,844	266,844
Total equity	1,968,573	2,053,217
	$4,494,043	$4,775,340

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 21
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2013	96,100,969	$531,573	$4,994	$1,126,700	$(5,544)	$1,657,723	$247,610	$1,905,333
Net income	—	—	—	454,610	—	454,610	51,698	506,308
Other comprehensive income	—	—	—	32	5,131	5,163	5,267	10,430
Compensation expense recorded for stock options	—	—	777	—	—	777	—	777
Issue of shares on exercise of stock options	536,724	10,657	—	—	—	10,657	—	10,657
Reclassification of grant date fair value on exercise of stock options	—	2,968	(2,968)	—	—	—	—	—
Payment for shares repurchased	(4,311,206)	(24,176)	—	(228,468)	—	(252,644)	—	(252,644)
Dividend payments to Methanex Corporation shareholders	—	—	—	(89,913)	—	(89,913)	—	(89,913)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(47,338)	(47,338)
Equity contributions by non-controlling interests	—	—	—	—	—	—	9,607	9,607
Balance, December 31, 2014	92,326,487	$521,022	$2,803	$1,262,961	$(413)	$1,786,373	$266,844	$2,053,217
Net income	—	—	—	200,617	—	200,617	1,736	202,353
Other comprehensive (loss) income	—	—	—	(1,063)	(27,363)	(28,426)	1,118	(27,308)
Compensation expense recorded for stock options	—	—	742	—	—	742	—	742
Issue of shares on exercise of stock options	290,802	3,927	—	—	—	3,927	—	3,927
Reclassification of grant date fair value on exercise of stock options	—	1,119	(1,119)	—	—	—	—	—
Payment for shares repurchased	(2,946,091)	(16,604)	—	(129,679)	—	(146,283)	—	(146,283)
Dividend payments to Methanex Corporation shareholders	—	—	—	(97,221)	—	(97,221)	—	(97,221)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(22,554)	(22,554)
Equity contributions by non-controlling interests	—	—	—	—	—	—	1,700	1,700
Balance, December 31, 2015	89,671,198	$509,464	$2,426	$1,235,615	$(27,776)	$1,719,729	$248,844	$1,968,573

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 22
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Years Ended
	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income	$10,764	$140,545	$202,353	$506,308
Deduct earnings of associate	(14,640)	(3,074)	(51,842)	(9,132)
Dividends received from associate	18,930	—	75,720	25,240
Add (deduct) non-cash items:
Depreciation and amortization	49,917	36,047	194,849	142,738
Income tax (recovery) expense	(13,816)	37,888	10,997	155,337
Share-based compensation expense (recovery)	10,499	(60,562)	(21,989)	(15,805)
Finance costs	14,881	8,890	69,859	37,042
Other	196	8,718	382	8,549
Income taxes paid	(8,122)	(13,962)	(47,234)	(51,156)
Other cash payments, including share-based compensation	(3,967)	(11,212)	(19,018)	(56,030)
Cash flows from operating activities before undernoted	64,642	143,278	414,077	743,091
Changes in non-cash working capital (note 9)	(20,683)	67,610	(117,126)	57,926
	43,959	210,888	296,951	801,017

CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(8,256)	(83,480)	(146,283)	(252,644)
Dividend payments to Methanex Corporation shareholders	(24,652)	(23,194)	(97,221)	(89,913)
Interest paid, including interest rate swap settlements	(23,780)	(6,190)	(82,275)	(52,995)
Net proceeds on issue of long-term debt and limited recourse debt	4,500	592,275	4,500	592,275
Repayment of long-term debt and limited recourse debt	(913)	(913)	(193,996)	(41,504)
Equity contributions by non-controlling interests	1,200	9,607	1,700	9,607
Distributions to non-controlling interests	—	—	(2,570)	(34,158)
Proceeds on issue of shares on exercise of stock options	232	995	3,927	10,657
Loan to associate	(31,176)	(29,371)	(31,176)	(29,371)
Other	(654)	(1,071)	(3,984)	(4,172)
Changes in non-cash working capital related to financing activities (note 9)	(6,314)	(2,398)	(19,984)	(8,913)
	(89,813)	456,260	(567,362)	98,869

CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(9,678)	(23,528)	(96,909)	(84,168)
Geismar plants under construction	(84,443)	(154,300)	(328,112)	(573,844)
Termination of terminal services agreement	—	—	65,000	—
Other assets	(1,194)	—	802	(1,758)
Changes in non-cash working capital related to investing activities (note 9)	(30,605)	(13,021)	(67,036)	(21,252)
	(125,920)	(190,849)	(426,255)	(681,022)
Increase (decrease) in cash and cash equivalents	(171,774)	476,299	(696,666)	218,864
Cash and cash equivalents, beginning of period	426,708	475,301	951,600	732,736
Cash and cash equivalents, end of period	$254,934	$951,600	$254,934	$951,600

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 23
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.

1.	Basis of presentation:

Methanex Corporation (the Company) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements, with the exception of the early adoption of IFRS 9 “Financial Instruments” as described in the Company’s annual consolidated financial statements.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on January 27, 2016.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three months and year ended December 31, 2015 is $409 million (2014 - $552 million) and $1,830 million (2014 - $2,330 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant Installations & Machinery	Plants Under Construction	Finance Leases	Other	Total
Cost at December 31, 2015	$4,554,065	$—	$121,849	$204,483	$4,880,397
Accumulated depreciation at December 31, 2015	1,578,064	—	6,853	136,698	1,721,615
Net book value at December 31, 2015	$2,976,001	$—	$114,996	$67,785	$3,158,782
Cost at December 31, 2014	$3,097,200	$996,015	$32,230	$194,430	$4,319,875
Accumulated depreciation at December 31, 2014	1,384,100	—	30,488	127,209	1,541,797
Net book value at December 31, 2014	$1,713,100	$996,015	$1,742	$67,221	$2,778,078

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 24
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

4.	Interest in Atlas joint venture:

a)
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2015	Dec 31 2014
Cash and cash equivalents	$57,620	$24,834
Other current assets	45,854	70,594
Non-current assets	332,072	352,616
Current liabilities	(30,440)	(29,442)
Other long-term liabilities, including current maturities	(169,681)	(145,336)
Net assets at 100%	$235,425	$273,266
Net assets at 63.1%	$148,553	$172,431
Long-term receivable from Atlas [1]	75,612	43,804
Investment in associate	$224,165	$216,235

[1]	During the year ended December 31, 2015, the Company extended a $31.2 million unsecured loan to Atlas due December 14, 2020 with interest due semi-annually.

	Three Months Ended		Years Ended
Consolidated statements of income	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Revenue	$95,115	$92,197	$373,034	$363,570
Cost of sales and depreciation and amortization	(55,043)	(85,719)	(233,790)	(334,648)
Operating income	40,072	6,478	139,244	28,922
Finance costs, finance income and other expenses	(2,411)	(2,259)	(9,378)	(10,438)
Income tax recovery (expense)	(14,459)	653	(47,707)	(4,011)
Net earnings at 100%	$23,202	$4,872	$82,159	$14,473
Earnings of associate at 63.1%	$14,640	$3,074	$51,842	$9,132

Dividends received from associate	$18,930	$—	$75,720	$25,240

b)	Contingent liability:

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against Atlas in respect of the 2005, 2006, 2007, 2008, and 2009 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed price sales contracts from 2005 to 2019 related to methanol produced by Atlas. Atlas had partial relief from corporation income tax until late July 2014.

The Company has lodged objections to the assessments. Based on the merits of the cases and legal interpretation, management believes its position should be sustained.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 25
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

5.	Long-term debt:

As at	Dec 31 2015	Dec 31 2014
Unsecured notes
$150 million at 6.00% due August 15, 2015	$—	$149,835
$350 million at 3.25% due December 15, 2019	346,289	345,387
$250 million at 5.25% due March 1, 2022	247,360	246,991
$300 million at 4.25% due December 1, 2024	296,219	296,073
$300 million at 5.65% due December 1, 2044	295,031	294,936
	1,184,899	1,333,222
Egypt limited recourse debt facilities	330,003	368,678
Other limited recourse debt facilities	20,988	20,138
Total long-term debt [1]	1,535,890	1,722,038
Less current maturities	(47,864)	(193,831)
	$1,488,026	$1,528,207

[1]	Long-term debt is presented net of deferred financing fees.

During the year ended December 31, 2015, the Company repaid $150 million of unsecured notes bearing interest at 6.00% , made repayments on its Egypt limited recourse debt facilities of $40.3 million, made repayments on its other limited recourse debt facilities of $3.6 million, and drew down an additional $4.5 million under the other limited recourse debt facilities.

The Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities contain a covenant to complete by March 31, 2016 certain land title registrations and related mortgages that require action by Egyptian government entities and which the Company does not expect to complete by March 31, 2016. The Company is seeking a waiver from the lenders. The Company does not believe that the finalization of these items is material. The Company cannot provide assurance that we will be able to obtain a waiver from the lenders.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Certain conditions have not been met, resulting in a restriction on shareholder distributions from the Egypt entity. The Company cannot provide assurance that the Egypt entity will be able to obtain a waiver to amend this restriction. As of December 31, 2015, the Egypt cash balance on a 100% ownership basis was $99 million (Methanex share of Egypt cash is $50 million). The Egypt entity continues to be able to fully utilize its funds for operating, capital and financing needs, including the repayment of the Egypt limited recourse debt facilities.

At December 31, 2015, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 26
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

6.	Finance costs:

	Three Months Ended		Years Ended
	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Finance costs	$21,074	$18,703	$90,965	$65,067
Less capitalized interest related to Geismar plants under construction	(6,193)	(9,813)	(21,106)	(28,025)
	$14,881	$8,890	$69,859	$37,042

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, the effective portion of interest rate swaps designated as cash flow hedges, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Geismar plants is capitalized until the plants are substantially complete and ready for productive use. The Geismar 2 plant commenced production late in the quarter ended December 31, 2015 and, accordingly, we ceased capitalizing interest costs related to Geismar 2 from the date that the facility commenced commercial operations.

7.	Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights (“TSARs”) were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method.

A reconciliation of the numerator used for the purpose of calculating diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Numerator for basic net income per common share	$9,310	$133,144	$200,617	$454,610
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(27,524)	(11,586)	(11,286)
Equity-settled expense	—	(814)	(5,308)	(5,627)
Numerator for diluted net income per common share	$9,310	$104,806	$183,723	$437,697

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. A reconciliation of the denominator used for the purposes of calculating basic and diluted net income per common share is as follows:

	Three Months Ended		Years Ended
	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Denominator for basic net income per common share	89,673,051	93,324,865	90,647,860	94,996,094
Effect of dilutive stock options	177,962	443,804	274,961	545,421
Effect of dilutive TSARs	—	572,006	422,902	652,466
Denominator for diluted net income per common share	89,851,013	94,340,675	91,345,723	96,193,981

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 27
MANAGEMENT’S DISCUSSION AND ANALYSIS

8.	Share-based compensation:

a)	Share appreciation rights (“SARs”), TSARs and stock options:

(i)	Outstanding units:

Information regarding units outstanding at December 31, 2015 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2014	1,085,247	$40.78	1,732,185	$39.59
Granted	284,273	55.40	416,605	55.39
Exercised	(94,037)	32.21	(17,300)	31.89
Cancelled	(12,975)	57.68	(9,525)	60.90
Outstanding at September 30, 2015	1,262,508	$44.53	2,121,965	$42.66
Exercised	—	—	(13,000)	31.73
Cancelled	(3,300)	63.60	—	—
Outstanding at December 31, 2015	1,259,208	$44.48	2,108,965	$42.73

	Stock Options
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2014	699,261	$21.90
Granted	55,917	55.66
Exercised	(248,981)	14.84
Cancelled	(7,200)	61.50
Expired	(12,690)	28.43
Outstanding at September 30, 2015	486,307	$28.64
Exercised	(37,800)	6.33
Outstanding at December 31, 2015	448,507	$30.52

	Units Outstanding at December 31, 2015			Units Exercisable at December 31, 2015
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$23.36 to $40.72	3.11	765,920	$32.70	649,620	$31.69
$46.42 to $73.13	5.73	493,288	62.77	72,567	71.77
	4.13	1,259,208	$44.48	722,187	$35.72
TSARs:
$23.36 to $40.72	3.01	1,387,535	$32.41	1,214,235	$31.58
$46.42 to $73.13	5.76	721,430	62.57	102,233	72.28
	3.95	2,108,965	$42.73	1,316,468	$34.74
Stock options:
$6.33 to $25.22	0.44	186,790	$11.35	186,790	$11.35
$28.43 to $73.13	4.16	261,717	44.20	158,200	36.12
	2.61	448,507	$30.52	344,990	$22.71

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 28
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at December 31, 2015 was $13.6 million compared with the recorded liability of $13.0 million. The difference between the fair value and the recorded liability of $0.6 million will be recognized over the weighted average remaining vesting period of approximately 1.67 years. The weighted average fair value was estimated at December 31, 2015 using the Black-Scholes option pricing model.

For the three months and year ended December 31, 2015, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $2.8 million (2014 - recovery of $43.3 million) and a recovery of $16.8 million (2014 - recovery of $14.5 million), respectively. This included an expense of $0.7 million (2014 - recovery of $44.8 million) and a recovery of $26.1 million (2014 - recovery of $24.5 million), respectively, related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2015.

(iii)	Compensation expense related to stock options:

For the three months and year ended December 31, 2015, compensation expense related to stock options included in cost of sales and operating expenses was $0.1 million (2014 - $0.2 million) and $0.7 million (2014 - $0.8 million), respectively. The fair value of each stock option grant was estimated on the grant date using the Black-Scholes option pricing model.

(b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2015 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performances Share Units
Outstanding at December 31, 2014	302,158	30,365	798,944
Granted	6,461	6,400	169,990
Granted performance factor [1]	—	—	71,100
Granted in-lieu of dividends	5,521	648	10,571
Redeemed	(1,500)	—	(426,598)
Cancelled	—	—	(17,730)
Outstanding at September 30, 2015	312,640	37,413	606,277
Granted	735	—	—
Granted in-lieu of dividends	2,357	112	4,937
Redeemed	(29,916)	(23,661)	—
Cancelled	—	—	(636)
Outstanding at December 31, 2015	285,816	13,864	610,578

[1]
Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2015.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at December 31, 2015 was $26.0 million compared with the recorded liability of $25.2 million. The difference between the fair value and the recorded liability of $0.8 million will be recognized over the weighted average remaining vesting period of approximately 1.61 years.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 29
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

8.	Share-based compensation (continued):

(b)	Deferred, restricted and performance share units (continued):

For the three months and year ended December 31, 2015, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $7.6 million (2014 - recovery of $17.5 million) and a recovery of $5.9 million (2014 - recovery of $2.1 million), respectively. This included an expense of $5.6 million (2014 - recovery of $19.7 million) and a recovery of $16.4 million (2014 - recovery of $13.6 million) related to the effect of the change in the Company’s share price for the three months and year ended December 31, 2015.

9.	Changes in non-cash working capital:

Changes in non-cash working capital for the three months and year ended December 31, 2015 and 2014 were as follows:

	Three Months Ended		Years Ended
	Dec 31 2015	Dec 31 2014	Dec 31 2015	Dec 31 2014
Changes in non-cash working capital:
Trade and other receivables	$(39,340)	$52,658	$(99,987)	$129,767
Inventories	15,852	(21,066)	53,568	28,166
Prepaid expenses	1,108	(1,472)	3,577	(2,604)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	(41,900)	41,748	(108,779)	(54,304)
	(64,280)	71,868	(151,621)	101,025
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	6,678	(19,677)	(52,525)	(73,264)
Changes in non-cash working capital having a cash effect	$(57,602)	$52,191	$(204,146)	$27,761

These changes relate to the following activities:
Operating	$(20,683)	$67,610	$(117,126)	$57,926
Financing	(6,314)	(2,398)	(19,984)	(8,913)
Investing	(30,605)	(13,021)	(67,036)	(21,252)
Changes in non-cash working capital	$(57,602)	$52,191	$(204,146)	$27,761

10.Financial instruments:

Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in the euro compared to the U.S. dollar and derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 30
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

10.    Financial instruments (continued):

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company's derivative contracts includes an adjustment for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from hedging relationship.
Natural gas forward contracts
The Company has elected to manage its exposure to changes in natural gas prices for the Geismar 2 facility by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast natural gas purchases in North America.
Euro forward exchange contracts
The Company manages its foreign currency exposure to the euro that results due to sales denominated in euros by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
The following tables provide additional information on the Company's derivative financial instruments designated as cash flow hedges outstanding as at December 31, 2015:

	Notional amount by term to maturity
	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Natural gas forward contracts	32,895	93,839	99,350	290,416	$516,500
Euro forward exchange contracts	39,033	—	—	—	$39,033

	Consolidated balance sheet classification	Fair Value at December 31, 2015
Natural gas forward contracts	Other long-term liabilities	$(42,653)
Euro forward exchange contracts	Trade and other receivables	$1,228

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	December 31, 2015
As at	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$1,550,903	$1,449,523

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy was estimated by reference to a limited number of small transactions in December 2015. The fair value of the Company’s unsecured notes will fluctuate until maturity.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 31
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Methanex Corporation
Quarterly History (unaudited)

	2015	Q4	Q3	Q2	Q1	2014	Q4	Q3	Q2	Q1
METHANOL SALES VOLUME
(thousands of tonnes)
Methanex-produced [1]	5,050	1,372	1,238	1,203	1,237	4,878	1,249	1,258	1,143	1,228
Purchased methanol	2,780	636	679	813	652	2,685	694	694	643	654
Commission sales [1]	641	178	169	109	185	941	248	191	206	296
	8,471	2,186	2,086	2,125	2,074	8,504	2,191	2,143	1,992	2,178
METHANOL PRODUCTION
(thousands of tonnes)
New Zealand	1,856	412	476	487	481	2,196	542	595	559	500
Atlas (Trinidad) (63.1% interest)	912	241	226	236	209	907	233	234	191	249
Titan (Trinidad)	732	191	172	183	186	664	127	185	203	149
Geismar 1 and 2 (Louisiana, USA) [2]	959	244	259	276	180	—	—	—	—	—
Egypt (50% interest)	74	58	—	8	8	416	128	50	99	139
Medicine Hat (Canada)	456	155	123	51	127	505	115	130	138	122
Chile I and IV	204	88	3	40	73	165	62	10	26	67
	5,193	1,389	1,259	1,281	1,264	4,853	1,207	1,204	1,216	1,226
AVERAGE REALIZED METHANOL PRICE [3]
($/tonne)	322	277	323	350	337	437	390	389	450	524
($/gallon)	0.97	0.83	0.97	1.05	1.01	1.31	1.17	1.17	1.35	1.58
PER SHARE INFORMATION ($ per share) [4]
Adjusted net income [5]	1.20	0.16	0.26	0.56	0.23	4.12	0.85	0.69	0.94	1.65
Basic net income	2.21	0.10	0.87	1.15	0.09	4.79	1.43	0.55	1.30	1.51
Diluted net income	2.01	0.10	0.54	1.15	0.09	4.55	1.11	0.54	1.24	1.50

[1]
Methanex-produced methanol includes volume produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volume marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]	We commenced methanol production from Geismar 1 in January 2015 and from Geismar 2 in December 2015.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced (attributable to Methanex shareholders) and purchased methanol but excluding volume produced by Chile using natural gas supplied from Argentina under a tolling agreement.

[4]	Per share information calculated using amounts attributable to Methanex shareholders.

[5]
This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Supplemental Non-GAAP Measures on page 13 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2015 FOURTH QUARTER REPORT    PAGE 32
QUARTERLY HISTORY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 28, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal, Assistant General Counsel & Corporate Secretary